Exhibit 99.1

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,891,118.67
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON
NOTICE OF A COMBINED ORDINARY AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON JUNE 12th , 2006
Sent by Mail
Ladies and Gentlemen,
You are cordially invited to attend the Combined Ordinary and Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on June 12th at 2 p.m. at the registered office of the Company, with the following agenda :
Agenda
     Resolutions within the competence of the ordinary general shareholders’ meeting
1.	Approval of Statutory Accounts for year ended 31 December 2005

2.	Allocation of Results to Retained Earnings

3.	Renewal of Mr Elie Vannier as Director

4.	Renewal of Mr Cornélis Boonstra as Director

5.	Renewal of Mr. Frédéric Lemoine as Director

6.	Renewal of Mr. John L. Vogelstein as Director

7.	Renewal of Mr. Stephen H. Willard as Director

8.	Renewal of Mr Lodewijk J.R. De Vink as Director

9.	Determination of the annual amount of Directors’ attendance fees

10.	Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code,
     Resolutions within the competence of the extraordinary general shareholders’ meeting
11.	Authority granted to the Board of Directors to issue up to 150,000 warrants (“Bons de Souscription d’Actions)” (“warrants BSA”), reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, but including the Chairman; authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA) and to issue a maximum of 150.000 new ordinary shares

12.	Increase of the share capital reserved to the Compay’s employees as contemplated by articles L.225-129-6 of the Commercial Code and L.443-5 of the Labor Code.

13.	Authority in connection with filing, publication, and registration formalities

Please note that in the event that you are not able to attend the meeting, you may either grant a proxy to your spouse or to another shareholder, who will be attending the meeting, or vote by mail. You may also address a proxy to the Company without indicating any representative. In this latter case, please note that the Chairman of the meeting will thus (i) vote in favor of the resolutions approved by the Board of Directors and (ii) vote unfavorably for the other resolutions, which would have not been approved by the Board. If you wish to vote in another way, you shall give a proxy to a representative, who will agree to vote as you require.
Under no circumstances, will you be allowed to return to the Company a document including both instructions of vote by mail and by proxy.
The voting instructions will not be taken into account unless the above-mentioned document, duly filled out, reaches the Company at least three days before the Shareholders’ meeting.
THE BOARD OF DIRECTORS

IMPORTANT :
IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON JUNE 12th, 2006, SHAREHOLDERS WILL BE INVITED TO VOTE ON A MEETING WHICH WILL BE HELD ON JUNE 19th, 2006 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .
Quorum required under French law: The required quorum for ordinary resolutions is one fifth (20%) of the total outstanding shares. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting, no quorum is required for ordinary resolutions.
The required quorum for extraordinary resolutions is one fourth (25%) of the total outstanding shares with voting rights, upon first call of the shareholders’ meeting. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting,which shall not take place earlier than six days after the first meeting, the required quorum is one fifth (20%) of the total outstanding shares with voting rights.
Enclosed documents:
•	Draft resolutions to be presented to the combined ordinary and extraordinary shareholders’ meeting;
•	Report of the Board of Directors;
•	Table of the Company’s results for the last five financial years (appendice of report of the board of directors);
•	Report on internal control;
•	Report to extraordinary shareholders meeting;
•	Form of proxy and vote by mail;
•	Document and information request form.